As filed with the Securities and Exchange Commission on April 23, 2025
Registration No. 811-24078

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. ☐
Post-Effective Amendment No. ☐

and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. ☐
(Check appropriate box or boxes.)

Athene Variable Annuity Separate Account B
(Exact Name of Registered Separate Account)
Athene Annuity and Life Company
(Name of Insurance Company)

7700 Mills Civic Parkway
West Des Moines, IA 50266-3862
(Address of Insurance Company’s Principal Offices)

(888) 266-8489
(Insurance Company’s Telephone Number)

Amy Piepmeier, Esq.
Blaine Doerrfeld, Esq.
Athene Annuity and Life Company
7700 Mills Civic Parkway
West Des Moines, IA 50266-3862
(Name and address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box):
☒ immediately upon filing pursuant to paragraph (b)
☐ on (date) pursuant to paragraph (b)
☐ 60 days after filing pursuant to paragraph (a)(1)
☐ on (date) pursuant to paragraph (a)(1) of rule 485 under the Securities Act of 1933 (“Securities Act”)

If appropriate, check the following box:
☐ This post-effective amendment designates a new effective date for a previously filed post-effective amendment

Check each box that appropriately characterizes the Registrant:
☒ New Registrant (as applicable, a Registered Separate Account or Insurance Company that has not filed a Securities Act registration statement or amendment thereto within 3 years preceding this filing)
☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”))
☐
If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act

☐ Insurance Company relying on Rule 12h-7 under the Exchange Act
☐ Smaller reporting company (as defined by Rule 12b-2 under the Exchange Act)

Explanatory Note: This Registration Statement has been filed by Registrant pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”). This contract has not been, and will not be, registered under the Securities Act of 1933, as amended (the “1933 Act”), or any state or other securities laws. It will be issued solely in private placement transactions that do not involve any “public offering” within the meaning of Section 4(a)(2) of, and/or Regulation D under, the 1933 Act. Investments in the Registrant may only be made by entities or persons that are “accredited investors” within the meaning of Regulation D under the 1933 Act. This Registration Statement does not constitute an offer to sell, or the solicitation of an offer to buy, interests in the Registrant. The interests have not been recommended, approved or disapproved by, the U.S. Securities and Exchange Commission. Any representation to the contrary is a criminal offense.

Athene Variable Annuity Separate Account B
of Athene Annuity and Life Company

Individual Flexible Premium Variable Deferred Annuity Contract

The following disclosure has been filed with the SEC and uses the term “prospectus” as required by the applicable registration form. However, the offering of the Contract is not registered under the 1933 Act and is being made solely pursuant to a private placement memorandum that is provided only to investors who meet certain eligibility requirements described below.

PART A – PROSPECTUS

1.    Glossary

As used in this Prospectus, the following terms have the respective meanings ascribed to them in this section. Any terms used in this Prospectus and not defined herein shall have the meaning ascribed to them in the Contract.

Accredited Investor
An individual or entity who is an accredited investor as that term is defined in Rule 501(a) of Regulation D under the Securities Act.

Administrative Office
Our Administrative Office is Mail Processing Center, P.O. Box 1555, Des Moines, IA 50306-1555; (888) 266-8489. We may change our Administrative Office by notifying you in writing.

Annuitant, Joint Annuitant
The Annuitant is the natural person named on the Contract Schedule. The Annuitant is the person whose life determines the annuity payments made under your Contract. We will allow you to name two natural persons on the application to serve as Joint Annuitants.

Annuity Benefit Option
Annuity Benefit Option means one of the methods of distribution of annuity payments described in the Contract.

Annuity Date
The Annuity Date is the date on which annuity payments will begin. The Annuity Date is the date shown on the Contract Schedule and is the Contract Anniversary on or first following the later of the Annuitant’s attaining age 95, or the 20th Contract Anniversary, unless modified by any rider or endorsement. In the case of Joint Annuitants, the Annuity Date will be set based on the age of the older Joint Annuitant.

Annuity Payments
Annuity Payments are payments paid to you or your designated payee in accordance with the terms and conditions of the Annuity Benefit Option elected by the Owner. The payments are made by us and commence on the Annuity Date.

Beneficiary
The Beneficiary is one or more persons or entities named by the Owner to receive the Death Benefit.

Business Day
Business Day means any day of the week that there is trading on the major U.S. stock exchanges, an applicable Investment Vehicle is open for trading, and our administrative offices are open. The major U.S. stock exchanges and our administrative offices are closed Saturday, Sunday, and U.S. federal holidays. Our Business Day generally ends at 4:00 pm Eastern Time (or as of earlier close of regular trading).

Cash Surrender Value
Cash Surrender Value is the Contract Value minus any accrued and unpaid Charges through the effective date of the surrender minus any unpaid premium taxes or other taxes we are required to pay. You may surrender your Contract by making a written request to our Administrative Office at any time before the Annuity Date and before the Death Benefit becomes payable.

Charges
Charges means the charges which are, or may be, deducted from this Contract, and include Premium Charges, Contract Charges, Separate Account Charges, and Managed Account Division Charges.

Charge Deduct Division
A Charge Deduct Division is any Division designated by us and shown on the Contract Schedule from which units will be redeemed to pay Contract Charges and Separate Account Charges.

Code
The Code means the Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.

Company
The Company and “we,” “us,” and “our” refer to Athene Annuity and Life Company.

Contract
The term “Contract” means the Athene® Altitude Series A1 Private Placement Individual Flexible Premium Variable Deferred Annuity Contract described in this Prospectus unless the context otherwise requires.

Contract Anniversary
A Contract Anniversary is any 12-month anniversary of the Contract Date. For example, if the Contract Date is January 10, 2023, then the first Contract Anniversary is January 10, 2024.

Contract Charges
Contract Charges are the charges we deduct to compensate us for providing the Contract, additional contract reports, and supplemental benefits and riders to the Contract, if any.

Contract Date
The Contract Date is the date your Contract is issued and is shown on the Contract Schedule.

Contract Owner, Owner or you
The owner or holder of the Contract described in this Prospectus including any Joint Owner(s). We do not capitalize “you” in the Prospectus.

Contract Schedule
The Contract Schedule sets forth additional terms and information about the features of the Contract and is part of the Contract.

Contract Value

Contract Value is equal to the sum of the Division Account Values attributable to your contract on any Valuation Date. The Division Account Value is determined separately for each Division and then totaled to determine the Contract Value for your entire contract. If the Division's Valuation Date and the Valuation Date for the determination of the Contract Value are not the same, we will use the Division Account Value as of the most recent Valuation Date to compute the Contract Value.

Contract Year
A Contract Year is the 12-month period that begins on the Contract Date and each Contract Anniversary. For example, if the Contract Date is January 10, 2023, then the first Contract Year is the 12-month period between January 10, 2023, and January 9, 2024.

Distribution Charge
The Distribution Charge is a Separate Account Charge to compensate us for or otherwise used by us to pay certain costs of marketing and distributing the Contract, including payment of asset-based sales compensation.

Division
Division means an investment option available through the Separate Account to which Contract Value may be allocated. You may allocate any Contract Value among the available Divisions within limits described in the Contract and this Prospectus. The available Divisions are listed and described in Appendix A.

Division Account Value
Division Account Value of a Division as of each Valuation Date equals the number of Division units attributable to your Contract multiplied by the applicable unit value of the Division unit.

Due Proof of Death
Due Proof of Death means (1) a certified copy of the death certificate, (2) a certified copy of an order from a court of competent jurisdiction as to the finding of death, or (3) any other proof satisfactory to us in our sole discretion.

Financial Professional
A registered representative or investment professional of a Selling Firm.

Free Look
Free Look is the right to examine your Contract, during a limited time period, to decide if you want to keep it or cancel it. The length of this time period, and the amount of refund, depends on applicable law and thus may vary by state. In addition, there is a different Free Look period that applies if your Contract was sold to you as a replacement of a life insurance policy or another annuity contract. In your Contract, your Free Look right is referred to as your “Right to Cancel.”

Good Order
Good Order is the standard that we apply when we determine, in our sole discretion, whether an instruction or premium is satisfactory. An instruction or premium will be considered in Good Order upon our actual receipt, at our Administrative Office, on a Business Day before 4:00 PM Eastern time of (i) the premium or (ii) the written instructions on (a) specific forms or by other means we then permit (such as via telephone or electronic transmission), (b) in a manner that is satisfactory to us such that it is sufficiently clear so that we do not need to exercise any discretion relating to a Contract transaction, along with all forms, information, and supporting legal documentation, with any signatures and dates, as we require. Anything received at or after 4:00 PM Eastern time, or such other time as may be specified on a form we provide, will be treated as received on the next Business Day. We reserve the right to change or waive any proper form requirements at any time. If you have any questions, you should contact us or your Financial Professional before submitting the form or request.

Investment Company Act
The Investment Company Act means the Investment Company Act of 1940, as amended from time to time. and the regulations promulgated thereunder.

Investment Vehicle or Vehicle
Investment Vehicle or Vehicle means an underlying investment in which a Division invests, including an investment company registered with the SEC under the Investment Company Act.

IRA
A traditional, Roth, or other Individual Retirement Account or Annuity established for the Owner and the Owner’s beneficiaries, through which a Contract may be purchased.

Money Market Division
The Money Market Division is a Non-Specialty Division identified as such in Appendix A that invests in an Investment Vehicle comprised of high quality, short-term securities, monetary instruments, and cash.

Mortality and Expense Charge
The Mortality and Expense Charge is a charge to compensate us for maintaining and administering the Contract and the Separate Account(s).

Net Premium
Net Premium equals the premium we receive and accept less any Premium Charges.

Non-Specialty Division
Non-Specialty Division is a type of Division that functions based on any rules and restrictions of the Non-Specialty Division provided in the Contract. The available Non-Specialty Divisions are listed in Appendix A.

Non-Qualified Contract
A Contract that is not qualified for special tax treatment under the Code.

Owner, Joint Owners
Owner means one or more persons or the entity named as Owner in the application or their successor or assignee per an assignment made in accordance with the Contract. If no Owner is named on the application, the Annuitant will be the Owner (or in the case of Joint Annuitants, the Joint Owners). If Joint Owners are named, all references to Owner shall mean the Joint Owners. Joint Owners must be natural persons and Spouses. Each Owner must be a Qualified Person. Joint ownership is not permitted on Contracts owned by a non-natural person Owner. References to “you” and “your” refer to the Owner.

Premium Charges
Premium Charges are the charges, including Sales Load and premium taxes, we deduct from premiums and that are calculated based on the amount of premiums paid.

Processing Date
The Processing Date is each date on which we deduct Contract Charges, Separate Account Charges, and Managed Account Division Charges. The first Processing Date is the Contract Date. Each later Processing Date is on the first Business Day of each Processing Period.

Processing Period
The Processing Period is the period of time over which applicable Charges are calculated. The Processing Period is shown on the Contract Schedule.

Qualified Contract
A Qualified Contract is a Contract that qualifies under the Code as an IRA, or form thereof, or a Contract purchased by a Qualified Plan, qualifying for special tax treatment under the Code.

Qualified Plan
A qualified retirement plan that receives favorable tax treatment under Section 401, 403, 408, 408A, or 457 of the Code.

Qualified Person
Qualified Person means an individual or entity that qualifies as (i) an Accredited Investor; and/or (ii) a Qualified Purchaser as shown on the Contract Schedule.

Qualified Purchaser
An individual or entity who is a qualified purchaser as that term is defined in section 2(a)(51) of the Investment Company Act.

Sales Load
The Sales Load is a charge that we deduct from premiums, that is calculated based on the amount of premium paid, and that compensates us for or is otherwise used by us to pay certain costs of marketing and distributing the Contract.

Separate Account B or Separate Account
Separate Account B (or the Separate Account) refers to the Athene Variable Annuity Separate Account B, that we may make available to you to allocate Contract Value under this Contract. Separate Account B is registered with the SEC under the Investment Company Act as a unit investment trust, which is a type of investment company. The Divisions of Separate Account B available to this Contract are named in Appendix A.

Separate Account Charges
Separate Account Charges are charges to compensate us for maintaining and administering the Separate Account(s) and Divisions and for marketing and distributing the Contract, including any Distribution Charge and Mortality and Expense Charge.

Securities Act
The Securities Act means the Securities Act of 1933, as amended from time to time and the regulations promulgated thereunder.

SEC
The SEC refers to the United States Securities and Exchange Commission.

Selling Firm
A Selling Firm is a broker-dealer or financial institution that has a selling agreement with our principal underwriter, Athene Securities, LLC, to sell the Contract.

Spouse
Spouse means the individual to whom one is legally married. This includes one’s spouse in a same-sex marriage that is legally valid in the state where the couple married, but does not include registered domestic partnerships, civil unions, or other similar formal relationships that, although recognized under state law, are not denominated a “marriage” under that state’s law.

Unit
A unit of measure we use to calculate the value in a Division. If you allocate Net Premium to any of the Divisions or Contract Value is transferred to a Division, we will convert that dollar amount into Units in the selected Divisions.

Unit Price or Unit Value
The Unit Price or Unit Value is the value of each Unit of a Division on a Valuation Date.

Valuation Date
A Valuation Date is the date on which the value of the assets in each Division is determined as required by applicable law or as provided in the Contract.

Valuation Period
A Valuation Period is the period of time beginning on the close of business of a Valuation Date or, if no Valuation Date has occurred yet, the Contract Date, and ending on the close of business on the next succeeding Valuation Date.

Withdrawal
Unless otherwise specified, a Withdrawal is the removal of funds from your Contract, including a partial withdrawal, a surrender of your Contract, an exchange of your Contract, payment of a Death Benefit, or the application of the Contract Value to an Annuity Benefit Option. A Withdrawal amount is the amount of Contract Value withdrawn for such benefits.

You or Your
The Owner including any Joint Owner(s).

2.    Item 2. Overview of the Contract

The Athene® Altitude Series A1 is an individual flexible premium variable deferred annuity contract issued by the Company.

The Contract is suitable only for individuals and entities of substantial economic means. Each prospective purchaser will be required to represent that the purchaser is familiar with and understands the fundamental risks and financial hazards of purchasing the Contract. Each prospective purchaser also must represent that the purchaser is (i) an accredited investor as defined in Regulation D under the Securities Act; and (ii) meets certain minimum financial and other suitability standards.

The Contract may be individually or jointly owned by natural persons or singly owned by a non-natural person. The Contract may only be purchased as a Non-Qualified Contract. It may not be purchased as a Qualified Contract and is not intended to be used as an Investment Vehicle for an IRA, SIMPLE IRA, SEP-IRA, Qualified Plan, or tax-deferred employer-sponsored plans or similar arrangements not subject to Employee Retirement Income Security Act requirements.

The Contract is designed for you to invest on a tax-deferred basis to meet retirement or other long-term financial goals. The Contract may be appropriate if you have a long-term investment horizon. In addition, your financial goals should be otherwise consistent with the terms and conditions of the Contract.

This Contract is not intended for someone who is seeking traditional mutual fund investments or protection from downside risk, or who may need to make early or frequent withdrawals or intends to engage in frequent trading in the Divisions.

You could lose your entire investment. You should have the financial ability to withstand the complete loss of your investment without affecting the lifestyle to which you are accustomed. You should have other substantial assets to meet your financial needs.

This Contract is not available in all states. This Prospectus is not an offer to sell the Contract in any jurisdiction in which it may not be legally sold. THE CONTRACT IS NOT AVAILABLE IN THE STATE OF NEW YORK.

The Contract is NOT a deposit or obligation of, or issued, guaranteed or endorsed by, any bank, and is NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency. An investment in a Contract involves investment risks, including possible loss of principal.

THE CONTRACT OFFERED HEREBY HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER APPROPRIATE SECURITIES-RELATED GOVERNMENTAL AUTHORITY. NEITHER THE SEC NOR ANY SUCH SECURITIES-RELATED GOVERNMENTAL AUTHORITY HAS PASSED ON THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Phases of the Contract

The Contract has two phases: an Accumulation (Savings) Phase and an Annuity (Income) Phase. The Annuity Phase begins on the Annuity Date and when we will commence making annuity payments to you or a payee you designate, subject to certain limitations.

Accumulation Phase

The Accumulation Phase begins on your Contract Date and continues until the earlier of the Annuity Date or the date the Death Benefit becomes payable. During the Accumulation Phase, you can put money into your Contract by making additional premium payments and you may allocate and reallocate your Contract Value between the available Divisions of the Separate Account within certain limits and subject to certain requirements. Your Contract Value may fluctuate up or down during the accumulation phase based on the performance of your selected Divisions.

During the Right to Cancel Period, Net Premium will be credited to the Money Market Division. Once the Right to Cancel Period expires, we will transfer the funds held in the Money Market Division in accordance with the allocations you designate to one or more of the available Divisions on the first possible Purchase Date for each selected Division. Contract Value may only be credited to Divisions on the Purchase Date. As a result, any Net Premium from additional premium payments you make will also initially be credited to the Money Market Division and transferred to the Division(s) that you select for investment on the first possible Purchase Date for each selected Division, which is typically the same Business Day for Non-Specialty Divisions.

In order to timely effect transfer of funds from the Money Market Division to the receiving Division, we may redeem amounts from the underlying Vehicle on a Valuation Date preceding the applicable Purchase Date and hold the proceeds in cash so that funds are available on the Purchase Date. You will not be credited with interest on amounts held in cash during that period between the relevant Valuation Date and the Purchase Date.

Depending on several factors (e.g., Division allocation you select, market conditions, and timing of any withdrawals), your Contract can gain or lose value. Your Contract Value is not guaranteed and will vary with the investment experience of the Divisions in which you invest. Because the Division Account Value will increase or decrease depending upon the performance of the underlying Investment Vehicle of the Division, you bear the entire investment risk, including the risk of loss of premium for all amounts invested in the Contract.

Annuity Phase

The Annuity begins on the Annuity Date. On the Annuity Date, your Contract’s Cash Surrender Value will be applied to provide annuity payments and we will commence making annuity payments to you or a payee you designate in accordance with the terms and conditions of the Annuity Benefit Option you elected or as otherwise provided in the Contract’s Annuity Payments provision if no Annuity Benefit Option is elected, subject to certain limitations. All accumulation phase benefits, including the Death Benefit, terminate upon annuitization. The Annuity Phase ends when we make the last payment under your selected Annuity Benefit Option.

3.    Item 3. Key Information

Important Information You Should Consider About the Contract

FEES AND EXPENSES				Location in Prospectus
Are There Charges or Adjustments for Early Withdrawals?	No. No charges or adjustments are imposed for early withdrawals.			Not Applicable
Are There Transaction Charges?
Yes. Sales Load is imposed on each Premium payment and is deducted from the Premium Payment. The current Sales Load is 1.00% and the maximum is 5.00% of Premium Payments. We reserve the right to change the amount of the Sales Load in our sole discretion, so long as we do not exceed the guaranteed maximum.

In addition to Sales Load, you also may be charged for other transactions. We reserve the right to charge an additional Contract report charge of up to $100 per report. Premium taxes depend on the state where you reside when the Contract is issued. As of the date of this Prospectus, state premium taxes range from 0% to 3.50%.

Charges; Taxes
Are There Ongoing Fees and Expenses?
Yes. The table below describes the fees and expenses that you may pay each year, depending on the Non-Specialty Division options you choose. Please refer to your Contract Schedule for information about the specific fees you will pay each year based on the options you have elected. The fees and expenses in the table below do not reflect Specialty Division fees and charges. If such charges were reflected, the investment option fees and expenses would be higher.

Charges
	Annual Fee	Minimum	Maximum
	Base Contract	0.75%[1]	3.00%
	Investment options (Portfolio fees and expenses)[2]	0.18%	0.56%
	Optional Benefits available for an additional charge	N/A	N/A

1 As a percentage of Contract Value on the Processing Date. This percentage includes the Mortality and Expense Risk Charge and the Distribution Charge. We reserve the right to change the amount of the Mortality and Expense Risk Charge and the Distribution Charge in our sole discretion, so long as we do not exceed the guaranteed maximum for each charge.

2 As a percentage of Portfolio Assets. These expenses, which include management fees, distribution (12b-1) and/or service fees and other expenses, do not take into account any fee waiver or expense reimbursement arrangements that may apply. These expenses are for the year ended December 31, 2024, and will vary from year to year.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following tables show the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract.

	Lowest Annual Cost (Non-Specialty Division) $930	Highest Annual Cost (Non-Specialty Division) $4,560

Assumes:
•Investment of $100,000
•5% annual appreciation
•Least expensive combination of Contract Classes and Portfolio Company fees and expenses
•No optional benefits
•No sales charges or Plan or custodian fees
•No additional purchase payments, transfers, or withdrawals

Assumes:
•Investment of $100,000
•5% annual appreciation
•Most expensive combination of Contract Classes and Portfolio Company fees and expenses
•No sales charges or Plan or custodian fees
•No additional purchase payments, transfers, or withdrawals

RISKS	LOCATION IN PROSPECTUS
Is There a Risk of Loss from Poor Performance?
Yes. You can lose money by investing in the Contract. We do not guarantee the investment performance of the Divisions. The portion of your Contract Value allocated to the Divisions and the amount of variable annuity payments depend on the investment performance of the Investment Vehicles. Thus, you bear the full investment risk for all Contract Value allocated to the Divisions.

Overview of the Contract
Is This a Short-Term Investment?
No. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The Contract is designed to provide benefits on a long-term basis. Consequently, you should not use the Contract as a short-term investment or savings vehicle. Because of the long-term nature of the Contract, you should consider whether investing purchase payments in the Contract is consistent with the purpose for which the investment is being considered.

Overview of the Contract
Are There Risk Associated with Investment Options?
Yes. An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Vehicles available under the Contract (e.g., Investment Vehicles). Each Investment Vehicle will have its own unique risks. You should review these Investment Vehicles before making an investment decision.

Overview of the Contract
What Are the Risk Related to the Insurance Company?	Any obligations and benefits of the Contract are subject to our claims-paying ability. More information about Athene Annuity and Life Company, including our financial strength ratings, is available by contacting us at 1-888-266-8489.
The General Account
RESTRICTIONS	LOCATION IN PROSPECTUS
Are There Restrictions on Investment Options?
Yes. Certain investment options may be unavailable in some states. Availability of investment options may vary by financial intermediary. You can obtain information on which investment options are available to you from your Financial Professional.

We reserve the right to change the Divisions available under the Contract, including adding new Divisions, discontinuing availability of Divisions, and substituting Divisions.

We reserve the right to reject or restrict transfers if we determine that transfers reflect a pattern of abusive trading that may disadvantage or potentially hurt the rights or interests of other owners.

Description of the Company, Separate Account B, and Non- Specialty Divisions; Market Timing and Frequent Transfer Risks

Are There Restrictions on Contract Purchase?
Yes. The Contract is suitable only for individuals and entities of substantial economic means. Each prospective purchaser will be required to represent that the purchaser is familiar with and understands the fundamental risks and financial hazards of purchasing the Contract.

Overview of the Contract
TAXES		LOCATION IN PROSPECTUS
What are the Contract’s Tax Implications?	You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Contract.

There is no additional tax benefit if you purchase the Contract through a tax-qualified plan or individual retirement account (IRA).

Withdrawals may be subject to ordinary income tax, and may be subject to tax penalties if you take a withdrawal before age 59 ½.
Taxes
CONFLICTS OF INTEREST		LOCATION IN PROSPECTUS
How are Financial Professionals Compensated?	Your Financial Professional may receive compensation for selling this Contract to you, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. This conflict of interest may influence your Financial Professional to recommend this Contract over another investment for which the Financial Professional is not compensated or compensated less.
Principal Underwriter (in the Statement of Additional Information)
Should I Exchange My Contract?	Some Financial Professionals may have a financial incentive to offer you an annuity in place of the one you already own. You should only exchange your Contract if you determine after comparing the features, fees, and risks of both Contracts, that it is preferable to purchase the new Contract, rather than continue to own your existing Contract.	Purchases and Contract Value

4.    Item 6. Description of the Company, Separate Account B, and Non-Specialty Divisions

The Company is an Iowa stock life insurance company with its home office address and principal executive office address at 7700 Mills Civic Parkway, West Des Moines, Iowa 50266. The Company was founded in 1896 as Central Life Assurance Company and is licensed to conduct life insurance business in the District of Columbia, Puerto Rico, and all states except New York. The Company is an indirect, wholly owned subsidiary of Athene Holding Ltd. (“AHL”). Effective January 1, 2022, as a result of the merger of AHL and Apollo Global Management Inc. (“AGM”), AGM became the parent company of AHL and its subsidiaries, including the Company.

Most of the people who provide administrative and business management services to the Company in connection with the Contracts are employees of an affiliate of the Company, Athene Employee Services LLC (“AES”). The Company is a party to Shared Services and Cost Sharing Agreements with AES and certain other affiliated companies pursuant to which each party agreed to provide certain financial, legal, and other services to the other parties.

The Separate Account is a segregated asset account we established under Iowa insurance law. We established the Separate Account to fund your Contract and other Contracts. We own the assets of the Separate Account, which are held separately from our other assets and are not part of our general account. The assets of the Separate Account are insulated from the claims of our general creditors. The Separate Account is operated as a unit investment trust.

Each Non-Specialty Division of the Separate Account invests in a separate Investment Vehicle under the Contract and offers you a means of investing in various underlying Investment Vehicles by investing in the corresponding Division. The assets of each Non-Specialty Division will be invested solely in the corresponding interests of a single mutual fund registered with the SEC. Each Non-Specialty Division operates as a separate investment portfolio and any amounts of income, dividends, and gains and losses, whether realized or unrealized, on assets in your selected Division(s) will be reflected directly in your Contract Value.

The Company does not recommend or endorse any particular Division and does not provide investment advice. Certain investment options may be unavailable in some states. Availability of investment options may vary by financial intermediary. You can obtain information on which investment options are available to you from your Financial Professional.

The general public may not purchase interests of any of the underlying Investment Vehicles of the Divisions. The names and investment objectives and policies may be similar to other portfolios managed by the same investment adviser or manager that are sold directly to the public. You should not expect the investment results of the Investment Vehicles to be the same as those of other portfolios.

We reserve the right to change the Divisions available under the Contract, including adding new Divisions, discontinuing availability of Divisions, and substituting Divisions. Decisions to make such changes are at our discretion but will be in accordance with applicable law and our internal policies and procedures relating to such matters. Any changes to the availability of Divisions may be subject to regulatory approval and notice will be provided.

5.    Item 7. Charges

The Charges deducted from the Contract include any applicable Premium Charges, Contract Charges, and Separate Account Charges.

Premium Charges

Premium Charges are deducted from premiums and are calculated based on the amount of premiums paid. The current and guaranteed maximum Sales Load is shown in the Key Information Table.
Premium tax, if applicable, will be deducted as described below in Surrenders and Withdrawals.

Contract Charges

Contract Charges are deducted annually in advance. Contract Charges include:
•Administrative Charge to compensate us for the administration of the Contract;
•Additional Contract Report Charge for providing custom reports; and
•Supplemental Benefit and Rider Charges for optional benefits provided by rider or endorsement.

The current and guaranteed maximum Contract Charges are shown are shown in the Key Information Table and in your Contract Schedule.

Separate Account Charges

Separate Account Charges compensate us for certain costs of maintaining and administering the Separate Accounts and Divisions and for marketing and distributing the Contract, including payment of asset-based sales compensation. Separate Account Charges include including any Distribution Charge and Mortality and Expense Charge.

We may profit from these charges, and we may use this profit to compensate us for other costs incurred or services provided for any corporate purpose. We determine Separate Account Charges for each Processing Period, and they are based on the Contract Value and the applicable Separate Account Charge rates. The current and guaranteed maximum Separate Account Charges are shown in the Key Information Table.

Charges of the Divisions and the Investments of the Divisions

Each Investment Vehicle is subject to charges and other expenses that are deducted from such Vehicle’s assets for the operation of the Vehicle. Such expenses may include investment management fees; management fees, distribution and/or service fees; operating expenses; and other expenses. The charges and expenses deducted from the assets of a Non-Specialty Division Investment Vehicle are described in its prospectus. For both types of Divisions (Non-Specialty and Specialty), these charges are indirectly reflected in the Contract Value as they reduce the net asset value of the interests held by the Division. These charges are not deducted by the Company.

Deduction of Charges

Premium Charges are generally deducted on the date premium is received in writing in Good Order and accepted by us, although there may be circumstances where premium taxes are deducted from distributions made to you under the Contract. Contract Charges are deducted on the Contract Date and the first Processing Date following each Contract Anniversary. Separate Account Charges are deducted for each Processing Period on the Processing Date.

Contract Charges and Separate Account Charges are deducted from Charge Deduct Divisions. Charge Deduct Divisions available to your Contract are shown in the Contract. All Non-Specialty Divisions are Charge Deduct Divisions. On each Processing Date, we will deduct the Charges determined on such Processing Date by redeeming units from Charge Deduct Division(s) as we determine in our discretion. We reserve the right to allocate Net Premium or transfer Contract Value to the Money Market Division from Specialty Divisions to pay Charges or to create a reserve to pay Charges. We do not expect to exercise this right so long as you allocate sufficient Contract Value to Charge Deduct Divisions to pay Charges. However, if we exercise this right and create such a reserve, it shall not exceed, as of the first day of any calendar month, our reasonable estimate of Charges under the Contract over the ensuing 24-month period. We reserve the right to choose, in our sole discretion, the Specialty Division(s) from which any such transfers will be made.

Changes to Charges

We may change the amount of the Premium Charges, Contract Charges, and Separate Account Charges at any time in our sole discretion, so long as the charge does not exceed the guaranteed maximum charge shown in the Key Information Table. In changing the amount of any Premium Charges, Contract Charges, and Separate Account Charges, we will consider such factors as we deem relevant from time to time. If the charge is increased, you may need to make Additional Premium payments to keep your Contract in force.

6.    Item 8. General Description of Contracts

Designation of Owner, Annuitant, and Beneficiary

We will ask you to name the Owner(s), Annuitant, and one or more Beneficiaries for your Annuity.

Ownership

While you are a Qualified Person and prior to the Annuitization Date, the Owner may exercise all rights described in the Contract subject to the rights of any assignee of record with us and any irrevocably named Beneficiary. If a Joint Owner is named, each Joint Owner has all rights under the Contract.

The Contract may not be sold, transferred, or assigned except as permitted by applicable law or as otherwise provided in the Contract. You may change an Owner by notifying us. We must receive written notice of any change in Good Order. We may require you to provide proof (including an opinion of counsel reasonably satisfactory to us), that any sale, transfer or assignment complies with applicable laws or regulations before we will record any sale, transfer or assignment. We will not be bound by any sale, transfer, or assignment until we acknowledge it.

If the sale, transfer, or assignment of ownership complies with the requirements in the Contract and applicable laws and regulations, it will take effect as of the date you signed the notice, unless you specify otherwise, subject to any payments made or actions taken by us prior to receipt of this notice. The rights of the Owner, Annuitant, and Beneficiary are subject to the rights of the assignee.

The new Owner must be a Qualified Person. Changing the Owner does not change the designation of the beneficiary or the Annuitant. We have no liability under any sale, transfer or assignment for our actions or omissions done in good faith. We will not be liable for any tax consequences due to a change of the Owner designation.

Loss of Qualified Person Status

If the Owner ceases to be a Qualified Person, we reserve the right to (1) restrict the Owner from making premium payments and transfers among Divisions or (2) require the Owner to take a partial Withdrawal from the Contract or surrender the Contract. The Owner may also elect or we may require the Owner to elect an exchange of the Contract for an annuity Contract currently being offered by us (or an affiliate of ours) that does not require the Owner to be a Qualified Person. If there is any fraud in the procurement of the new Contract, we (or our affiliate) reserve the right to contest the new Contract to the fullest extent permitted by applicable law.

We will process the exchange by applying the Cash Surrender Value to the new Contract. Generally, we will process the exchange within ten Business Days after we receive notice. However, if any funds are allocated to a Specialty Division, we have the right to defer the determination and application of the Cash Surrender Value and delay the exchange.

Change of Annuitant

If the Owner is a natural person, as long as the Owner is alive, the Owner may change the Annuitant prior to the Annuity Date by notifying us in writing. A change will take effect as of the date you signed the notice. We must receive written notice of any change in Good Order. If the Owner is not a natural person, no change in the Annuitant is permitted. The Annuitant cannot be changed as of the Annuity Date.

Additionally, the Annuitant may change if the Owner (or, if the Owner is a non-natural person, the Annuitant) dies before the Annuity Date, and the Contract is continued by the deceased Owner’s surviving spouse (or, if the Owner is a non-natural person, the deceased Annuitant’s surviving spouse) as sole Beneficiary, in which case the surviving spouse Beneficiary will become the Annuitant.

Change of Beneficiary

Prior to the date the Death Benefit becomes payable, you may change a Beneficiary by notifying us in writing. You may name one or more contingent Beneficiaries. The interest of any named irrevocable Beneficiary cannot be changed without the written consent of that Beneficiary. A change will take effect as of the date you signed the notice. We must receive written notice of any change in Good Order. Any change is subject to payment or other action taken by us before we received the notice.

Misstatement of Age or Gender

If the age of an Owner or Annuitant has been misstated and, as of the Contract Date, their correct age exceeded the Maximum Issue Age, we will refund the premiums paid less any prior Withdrawals or distributions and we will void your Contract. The Maximum Issue Age is shown in the Contract Schedule.

If the age or gender of an Annuitant has been misstated (but the age as of the Contract Date did not exceed the Maximum Issue Age), the amount we will pay will be that which the premiums paid would have purchased if the correct age and gender had been stated. Age will be calculated as the age at the last birthday of that Annuitant. Any underpayments made by us due to a misstatement will be immediately paid in one sum with compounded interest. Any overpayments made by us will be charged against the next succeeding annuity payment or payments with compounded interest. Such interest will be calculated based on the Misstatement Interest Rate shown in the Contract Schedule.

State Variations

Your Contract may contain different terms than those described in this Prospectus due to certain requirements that may vary from state to state. All material state variations to the Contract are disclosed in the attached “Appendix B - State Variation Chart.”

The General Account

The General Account holds all our assets other than assets in our Separate Accounts. The General Account is not registered under the Investment Company Act. The General Account is subject to the regulation and supervision by the Iowa Insurance Department and to the insurance laws and regulations of all jurisdictions where we are authorized to do business.

Assets in the General Account are not segregated for the exclusive benefit of any particular Contract or obligation. General Account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about the Company’s financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the Divisions to which you may allocate your Contract Value.

We have the right to transfer to our general account any assets of each Separate Account that are in excess of required reserves and other liabilities.

Amendments to the Contract

We reserve the right, subject to compliance with applicable law, to make additional Separate Accounts available, to combine Separate Accounts, to add and delete Divisions, to make additions to, deletions from, or substitutions for the assets that are held by the Divisions or that the Divisions may purchase. We will not modify the investment policy of Divisions without notice to you. We also reserve the right to combine existing Divisions or to transfer assets between Divisions or to transfer assets of the Separate Account that we determine to be associated with the class of Contracts to which your Contract belongs. Any changes made will be made with the approval, if required, of the insurance regulators of our state of domicile (Iowa) and the state where your Contract is issued.

We may change the amount of the Premium Charges, Contract Charges, and Separate Account Charges at any time in our sole discretion, so long as the charge does not exceed the guaranteed maximum charge shown in the Contract. In changing the amount of any Premium Charges, Contract Charges, and Separate Account Charges, we will consider such factors as we deem relevant from time to time. If the charge is increased, you may need to make Additional Premium payments to keep your Contract in force.

We may change the amount of the Settlement Agreement Charge at any time in our sole discretion, so long as it does not exceed the Maximum Settlement Agreement Charge shown in the Contract. In changing the amount of any Settlement Agreement Charge, we will consider such factors as we deem relevant from time to time.

If the Contract you are issued was approved under the authority of the Interstate Insurance Product Regulation Commission (“IIPRC”) and issued under the IIPRC standards, any provision of the Contract that, on the provision’s effective date, is in conflict with the IIPRC standards for this product type is deemed amended to conform to the IIPRC standards for this product type as of the provision’s effective date. In addition, we reserve the right to make changes in the Contract, or its riders, or to make distributions to continue to qualify the Contract as an annuity Contract under the federal tax law and rules and rulings interpreting the tax laws. We will give you advance written notice of such change.

The benefits and Cash Surrender Value available under your Contract will not be less than the minimum benefits required by statute or regulation as of the Contract Date in the state in which your Contract is issued. If any provision of your Contract is determined not to provide the minimum benefits, that provision will be deemed to be amended to conform or comply with those laws or regulations. Notwithstanding any provision in your Contract to the contrary, all distributions under your Contract must be made in accordance with the applicable requirements of section 72(s) of the Internal Revenue Code, as amended, and all terms of your Contract will be interpreted consistently with the requirements of section 72(s).

We may modify the Contract upon notice to you. A modification may only be made if it is necessary (1) to make the Contract or the Separate Account comply with any law or regulation issued by a governmental agency to which we are subject; (2) to assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or variable annuity contracts; (3) to reflect a change in the operation of the Separate Account; or (4) to provide additional (or modify existing) Divisions and/or fixed accumulation options. This modification will be made by an endorsement approved by the IIPRC or the state in which the Contract was issued, as applicable.

Class of Purchasers

The Contract is suitable only for individuals and entities of substantial economic means. Each prospective purchaser will be required to represent that the purchaser is familiar with and understands the fundamental risks and financial hazards of purchasing the Contract. Each prospective purchaser also must represent that the purchaser is (i) an accredited investor as defined in Regulation D under the Securities Act; or (ii) a qualified purchaser as defined under the Investment Company Act; and (iii) meets certain minimum financial and other suitability standards.

Market Timing and Frequent Transfer Risks

The Contract is not designed as a vehicle for market timing or frequent transfers. Market timing and frequent transfer activity can dilute the interests of other owners, disrupt portfolio management and investment strategies, increase brokerage and other expenses, result in lost investment opportunities, and reduce performance. Accordingly, your ability to make transfers under the Contract is subject to limitation if, in our sole opinion, we determine that your exercise of that privilege suggests a pattern of abusive trading that may disadvantage or potentially hurt the rights or interests of other owners.

Although we may limit or restrict frequent transfer activity, we cannot guarantee that such limitations and restrictions will be effective in detecting and preventing all transfer activity that could disadvantage or potentially hurt the rights or interests of other owners. In addition, a Non-

Specialty Division Investment Vehicle may reject any order from us if it suspects potentially harmful trading activity, thereby preventing us from implementing your request for a transfer.

7.    Item 10. Benefits Available Under the Contract

Benefits Summary

The following table summarizes information about the benefit available under the Contract.

Standard Benefit
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions/Limitations
Death Benefit	In the event of death of an annuitant or Owner while the Contract is in force.	None	The Death Benefit will equal your Contract’s Cash Surrender Value. Before we will pay the Death Benefit, we must receive a claim at our Administrative Office in Good Order, which includes the following: (1) Due Proof of Death while the Contract was in effect; (2) your claim form properly completed from each Beneficiary, as applicable; and (3) any other documents required by law.

8.    Item 11. Purchases and Contract Value

The Contract is offered on a private placement basis exclusively to individuals or entities that are Qualified Persons. Additionally, your eligibility to purchase a Contract is based on your age and the amount of your initial premium payment. We will not issue a Contract unless:

•We receive in Good Order (at our Administrative Office) an application, including private placement questionnaire, and such other information as may be requested or deemed necessary by the Company, if any, to evaluate your qualification to purchase a Contract, including but not limited to an accredited investor verification letter from your registered broker-dealer, investment adviser, lawyer, or accountant, and all other information needed to issue the Contract;

•We receive in Good Order (at our Administrative Office) the Minimum Initial Premium of $100,000 (including anticipated premiums from 1035 exchanges on non-qualified Contracts as indicated on your application or electronic order form);

•You the Owner commit to payment of a Minimum First Year Premium of $100,000; and

•The age of the Annuitant, Owner, and any Joint Owner does not exceed the Maximum Issue Age set forth in the Contract Schedule as of the day we would issue the Contract.

We reserve the right to reject any application in our sole discretion. If we approve your application, we will send you a Contract.

The Contract will remain in force only if the Company receives the Minimum First Year Premium. If the required Minimum First Year Premium is not paid before the first Contract Anniversary, we may pay you the Contract Value and terminate your Contract at our discretion.

You are required to purchase the Contract through a Financial Professional associated with a Selling Firm that has a selling agreement with our principal underwriter, Athene Securities, LLC, a wholly owned subsidiary of Athene Holding Ltd. located at 7700 Mills Civic Parkway, West Des Moines, Iowa 50266. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a Contract is prepared and executed by our legally authorized officers. The Contract is then sent to you either directly or through your Financial Professional.
The Contract may not be available through all Selling Firms. Some Selling Firms may not offer and/or limit the offering of certain features or options or require greater premium minimums than the Contract’s Minimum Initial Premium or Minimum First Year Premium, as well as limit the availability of Contracts, based on issue age or other criteria established by the Selling Firm.

Your Financial Professional may receive compensation for selling this Contract to you in the form of commissions, additional cash compensation, and/or non-cash compensation. We may share the revenue we earn on this Contract with your Financial Professional’s Selling Firm. Revenue sharing arrangements and commissions may provide Selling Firms and/or their Financial Professionals with an incentive to favor sales of our Contracts over other variable annuity contracts (or other investments) with respect to which a Selling Firm does not receive the same level of additional compensation.

Some Financial Professionals may have a financial incentive to offer you a new Contract in place of the one you already own. You should exchange a contract you already own only if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.

Flexible Premium

The Contract is a “flexible premium” annuity because there is no fixed schedule for Premium once initial premium requirements are satisfied. The initial premium must be an amount not less than $100,000. Additionally, you must pay premiums at least equal to the Minimum First Year Premium ($100,000) before the first Contract Anniversary. While your Contract is in force and you are a Qualified Person, additional premiums may be paid at any time prior to the Annuity Date, subject to our right to prohibit or restrict the timing, number, and amount of such premiums. However, no additional Premium is required.

Accessing Your Money

Until you annuitize, you have full access to your money allocated to Non-Specialty Divisions. Specialty Divisions are subject to Investment Liquidity Restrictions which are not discussed in this Prospectus. You can choose to withdraw your Contract Value at any time (although if you withdraw early, you may have to pay an additional tax if you are younger than age 59½).

There are two types of Divisions: Specialty Divisions and Non-Specialty Divisions. Transactions involving Specialty Divisions are not discussed in this Prospectus.

Subject to our right to delay under the Investment Company Act, the Company will pay proceeds on the Contract at the first of: (1) Contract surrender; (2) the Company’s receipt, in Good Order, of Due

Proof Of Death of any Owner (or Annuitant if any Owner is not a natural person); or (3) the Annuity Date. The Contract ends when proceeds are paid.

9.     Item 12. Surrenders and Withdrawals

Cash Surrender Value

On or before the Annuity Date and before the date the Death Benefit becomes payable under your Contract, you may surrender your Contract for the “Cash Surrender Value” by making a written request to our Administrative Office. We must receive written notice of the surrender in Good Order.

The Cash Surrender Value is equal to (1) the Contract Value as of the applicable date of determination, minus (2) any accrued and unpaid Charges up through the effective date of the Withdrawal, minus (3) any unpaid premium taxes or other taxes we are required to pay.
Withdrawals

On or before the Annuity Date and before the date the Death Benefit becomes payable under your Contract, you may request a Withdrawal from your Contract via written notice to us in Good Order.

Your notice must specify the Divisions from which the Withdrawal is to be made. You must also specify the whole percentage of the Division Account Value which will be withdrawn.

The percentage you requested to be withdrawn multiplied by the applicable Division Account Value as of the most recent Valuation Date must be greater than or equal to the Minimum Withdrawal Amount shown in your Contract Schedule. Also, the result of the following formula must be greater than or equal to the applicable Division’s Minimum Balance: A - (A x B) where:

A is the Division Account Value of the Division as of the most recent Valuation Date;

and

B is the percentage you requested to be withdrawn.

If a Withdrawal request does not meet these conditions, it will be treated as a request for a full Withdrawal of the funds in that Division.

We reserve the right to pay Withdrawal amounts directly to you. We may process a partial Withdrawal in parts on multiple days. Any applicable premium tax will be deducted from the Withdrawal unless we deducted the tax from the premiums when paid. For any part of a partial Withdrawal being taken from any Non-Specialty Division, the partial Withdrawal will be effective as of the Valuation Date the request is received by us in Good Order.

Generally, we will pay the part of the partial Withdrawal that has been processed from Non-Specialty Divisions within seven Business Days.

10.    Item 13. Loans

Loans are not available under the Contract.

11.    Item 14. Taxes

Federal Tax Considerations

The following discussion of the federal income tax consequences of annuities is only a summary of general information and is not intended as tax advice to any individual or entity. The federal income tax consequences discussed here reflect our understanding of the federal income tax laws as they are currently interpreted by the Internal Revenue Service (“IRS”) and the courts, and the law may change. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS or the courts.

This discussion does not address Federal estate, state or local tax consequences associated with the purchase of a Contract or many of the tax consequences of the use of the Contract in various arrangements, including tax-qualified retirement arrangements, deferred compensation plans, or other employee benefit arrangements. In addition, we make no guarantee regarding the Contract’s tax status or of any transaction involving a Contract, including but not limited to any sale, transfer or assignment of a Contract. You should consult a tax advisor for further information.

Status of the Contract as an Annuity

In order for the Contract to be viewed as an annuity under the federal tax laws, certain requirements must be satisfied, including: (1) the Contract must be owned by an individual (or treated as owned by an individual), (2) the investments of each sub-account must be “adequately diversified” in accordance with Treasury Department regulations, (3) the Company, rather than the Owner, must be considered the owner of the assets of the Separate Account and its Divisions for federal tax purposes, (4) the Contract must provide for appropriate amortization, through annuity benefits, of the Contract’s account value (e.g., the annuity date must not occur at too advanced an age), and (5) the Contract must provide for certain required distributions upon the death of the owner.

Non-Natural Owner

As a general rule, Section 72(u) of the Code provides that Contracts held by “non-natural persons” such as a corporation, as opposed to a natural person, are not treated as annuity Contracts for certain federal tax purposes. The income on such Contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the owner of the Contract during the taxable year. There are several exceptions to this general rule for non-natural owners. First, Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity that holds the Contract as an agent for a natural person (within the meaning of the tax law). However, this special exception will not apply in the case of any employer who is the nominal owner of a Contract under a non-qualified deferred compensation arrangement for its employees.

In addition, exceptions to the general rule for non-natural owners will apply with respect to (1) Contracts acquired by an estate of a decedent by reason of the death of the decedent, (2) certain

Contracts used in connection with structured settlement agreements and (3) Contracts purchased with a single premium when the annuity starting date (as defined in the tax law) is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

Diversification Requirements

For a Contract to be treated as an annuity for federal income tax purposes, Section 817(h) of the Code provides that the investments of each Division must be “adequately diversified” in accordance with diversification standards set forth in the Code and Treasury Department regulations. If a Division fails to comply with these diversification standards, a Contract that has allocated value to such Division will not be treated as an annuity contract for federal income tax purposes, and the Owner will generally be taxed on the excess of the account value over the premiums paid for the Contract in the year the Contract fails to be treated as an annuity. In future years, the Owner will be taxed on a current basis on the earnings of the Divisions to which Contract value is allocated.

The regulations generally require that on the last day of each quarter of a calendar year, no more than 55% of the value of the total assets of a Division is represented by any one investment; no more than 70% of the value of the total assets of a Division is represented by any two investments; no more than 80% of the value of the total assets of a Division is represented by any three investments; and no more than 90% of the value of the total assets of a Division is represented by any four investments. All securities of the same issuer are treated as a single investment. Under the regulations, each government agency or instrumentality will be treated as a separate issuer for purposes of these limitations. Thus, under this general rule, a Division is required to invest a specified portion of its assets in at least five distinct investments. In general, the diversification requirements must be satisfied on the last day of each calendar quarter or within 30 days thereafter. If the Company inadvertently fails to meet the diversification requirements, it may still comply within a reasonable period and avoid the taxation of Contract income on an ongoing basis. However, either the Company or the Contract Owner must agree to make adjustments or pay such amounts as may be required by the IRS for the period during which the diversification requirements were not met.

A “look through” rule may apply under which each Division will be tested for compliance with the percentage limitations. Under that rule, each Division will be tested for compliance with the percentage limitations by looking to assets held by the Investment Vehicle in which each such Division invests. In general, the look-through rule is unavailable if an investor, other than a life insurance company separate account, or another permissible investor as defined in the regulations, holds an interest in the Investment Vehicle.

The Company intends to comply with the regulations and reserves the right to modify the Contract as necessary to ensure that the Contract continues to qualify as an annuity. Owners bear the risk that their entire Contract could be disqualified as an annuity contract under the Code due to the failure of a Division account to be deemed to be “adequately diversified.”

Owner Control

In order for a Contract to qualify for income tax deferral, assets in the Divisions supporting the Contract must be considered to be owned by the Company and not by the Contract Owner, for tax purposes. In certain circumstances, Contract Owners have been treated, for federal income tax purposes, as the owners of the assets of the underlying portfolios used to support their Contracts. If a Contract Owner were so treated, the income and gains of the portfolios attributable to the Contract would be included in the Owner's current gross income. The IRS has stated in published rulings that a variable contract owner will be considered the “owner” of the underlying assets for income tax purposes if the contract owner possesses sufficient incidents of ownership in those assets, such as the ability to exercise investment control over such assets (e.g., the ability to select and control investments in a Division). In connection with its issuance of the temporary and proposed diversification regulations, the Treasury Department announced that those regulations did not “provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company, to be treated as the owner of the assets in the account” (which would result in the current taxation of the income on those assets to the Owner). In Revenue Ruling 2003-91, the IRS provided such guidance by describing the circumstances under which the owner of a variable contract will not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes.

Rev. Rul. 2003-91 states that the determination of whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. The ownership rights under the contract here may be different in certain respects from those described in Rev. Rul. 2003-91. These differences could result in the Owner being treated as the owner of the assets of the Separate Account or a Division and thus subject to current taxation on the income and recognized gains from those assets.

We do not believe that the ownership rights of an Owner under the Contract would result in any Owner being treated as the owner of the assets of the Contract under Rev. Rul. 2003-91. However, we do not know whether the IRS will provide additional guidance on this issue and what standards that guidance may contain. Therefore, we reserve the right to modify the Contract as necessary to attempt to prevent an Owner from being considered the owner of a pro rata share of the assets of the Contract.

Furthermore, Contract Owners and their Beneficiaries have no right to, directly or indirectly, influence or direct the investment policies or decisions of the Company, any portfolio manager, investment adviser or investment subadviser relating in any way to the Divisions. There is not, nor shall there be, a prearranged plan between the Company, any portfolio manager, investment adviser, or investment subadviser and any Contract Owner or its Beneficiary relating to the investments of the Separate Accounts’ Divisions.

The Company and any portfolio manager, investment adviser and investment subadviser will not be held responsible to any Contract Owner for any loss, damage, liability or expense resulting from a violation of the “investor control” theory, as articulated by the courts and the IRS, to the extent such violation is attributable to conduct of a Contract Owner.

Delayed Annuity Dates

Generally, an annuity contract that provides for an annuity starting date at an advanced age of the annuitant may not be treated as an annuity for federal income tax purposes under Section 72 of the Code. The Annuity Date of the Contract is the later of the Annuitant’s age 95, or the 20th Contract Anniversary. The IRS may assert that such Annuity Date is too far in the future. In that event, the income and gains under the Contract could be currently includible in the Owner’s income.

Distribution at Death

For a Contract to be treated as an annuity Contract for federal income tax purposes, Section 72(s) of the Code requires that the terms of the Contract provide the following death distribution rules:

1.If the Owner dies on or after the date annuity payouts start, and before the entire interest in the Contract has been distributed, remaining payments under the Contract must continue on the same or on a more rapid schedule than that provided for in the method in effect on the date of death.

2.If the Owner dies before the date annuity payouts start, the entire account value must generally be distributed within five years after the date of death. If payable to a designated beneficiary, the distributions may be paid over the life of that designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, so long as payouts start within one year of the Owner’s death.

3.If the sole designated beneficiary is the Owner’s Spouse, the Contract may be continued in the name of the Spouse as Owner.

The remainder of this discussion assumes that the Contract will be treated as an annuity Contract for federal income tax purposes.

Tax Deferral during Accumulation Period

Under existing provisions of the Code, except as described below, any increase in the account value is generally not taxable to the Owner or Annuitant until received, either in the form of annuity payments or in some other form of distribution.

Partial Withdrawals and Surrenders

Partial withdrawals are generally treated as ordinary taxable income to the extent that the account value immediately before the partial withdrawal exceeds the “investment in the contract” at that time. The “investment in the contract” generally equals the amount of any purchase payments made to the annuity to that time less any amounts previously received from the annuity that were not included in income. Full surrenders are treated as ordinary taxable income to the extent that the amount received exceeds the “investment in the contract.”

Annuity Payouts

Although the tax consequences will vary depending on the annuity form elected under the Contract, in general, only the portion of the annuity payout that exceeds the “exclusion amount” will be taxed. The “exclusion amount” is generally determined by a formula that establishes the ratio of the “investment in the contract” to the expected return under the Contract. For variable annuity payouts, in general there is no tax on the portion of each payout which represents the same ratio that the “investment in the contract” allocated to the variable annuity payouts bears to the number of payments expected to be made (determined by Treasury Department regulations which take into account the annuitant’s life expectancy and the form of annuity benefit selected). However, the remainder of each annuity payment is taxable.

Once the “investment in the contract” has been fully recovered, the full amount of any additional annuity payments is taxable. If the annuity payments stop as a result of an annuitant’s death before full recovery of the “investment in the contract,” you should consult a competent tax advisor regarding the deductibility of the unrecovered amount.

The taxable portion of any annuity payment is taxed at ordinary income tax rates.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the Contract because of the death of an Owner (or an Annuitant, if applicable). If the death occurs before annuity payouts start, such amounts are generally included in the income of the recipient as follows:

1.If distributed in a lump sum, they are taxed in the same manner as a full withdrawal, as described above.

2.If distributed under an annuity form, they are taxed in the same manner as annuity payments, as described above.

In the case of a Life Annuity with Guaranteed Period, if the death occurs on or after annuity payments start, and before the end of any guarantee period, the payments that are made to the beneficiary for the remainder of that period are fully excluded from income until the remaining “investment in the contract” is deemed to be recovered, and all annuity payments thereafter are fully includible in income.

Premature Distribution Penalty Tax

There may be a federal income tax penalty imposed equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions, in relevant part:

1.Made on or after the date on which the Owner reaches age 59½;

2.Made as a result of death or disability of the Owner; or

3.Received in substantially equal periodic payouts (at least annually) for life (or life expectancy) or the joint lives (or joint life expectancies) of the Owner and the designated beneficiary.

For more details regarding this penalty tax and other exemptions that may be applicable, consult a competent tax advisor.

Multiple Contracts

All deferred, non-qualified annuity contracts that the Company (or our affiliates) issues to the same owner during any calendar year must be treated as a single annuity contract for purposes of determining the taxable amount of any distribution. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of this rule through the serial purchase of annuity contracts or otherwise.

Withholding

Distributions generally are subject to withholding at rates that vary according to the type of distribution and the recipient’s tax status. Recipients, however, can elect not to have tax withheld from distributions, except in certain circumstances.

Section 1035 Exchanges

Section 1035 of the Code allows the exchange of one annuity contract for another without the recognition of gain or loss. Generally, an annuity contract issued in an exchange for another annuity contract is treated as new for purposes of the penalty and distribution at death rules. If the initial contribution is made to the Contract as a result of an exchange or surrender of another annuity contract, we may require you to inform us regarding the federal income tax status of the previous annuity contract.

In Revenue Procedure 2011-38, the IRS eased the restrictions on when a partial transfer between annuity contracts will be treated as a tax-free exchange. Under Rev. Proc. 2011-38, regardless of whether the two annuity contracts were issued by the same or different companies, a partial transfer between two annuity contracts will be treated as a tax-free exchange if no amount, other than an amount received as an annuity for a period of 10 years or more or during one or more lives, is received under either the original Contract or the new Contract during the 180 days beginning on the date of the transfer. Such annuity payments will not be treated as a distribution from either the old or new Contract but are otherwise taxable as annuity payments from a separate contract.

Please discuss any tax consequences concerning any contemplated or completed transaction with a competent tax advisor.

Transfers, Assignments or Exchanges of the Contract

A transfer of ownership of a Contract, the designation of an Annuitant or Beneficiary who is not also the Owner, or the exchange of a Contract may result in certain tax consequences to the Owner that are not discussed herein. Any Owner contemplating any such transfer, assignment or exchange of a Contract should contact a competent tax advisor with respect to the potential tax effects of such transaction.

Investment Income Surtax

Distributions from non-qualified annuity contracts will be considered “investment income” for purposes of the investment income surtax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g., earnings) to individuals whose income exceeds certain threshold amounts. Please consult a tax advisor for more information.

Domestic Partnerships, Civil Unions, and Same-Sex Marriages

In the 2015 case, Obergefell v. Hodges, the U.S. Supreme Court required all states to issue marriage licenses to same-sex couples and to recognize same-sex marriages validly performed in other jurisdictions. Under Treasury Department regulations the IRS will recognize same-sex marriages that are legally valid in the state where the couple married, regardless of whether the state in which the couple currently resides would recognize the marriage. For federal tax purposes, the term ‘marriage’ does not include registered domestic partnerships, civil unions, or other similar formal relationships recognized under state law that are not denominated a ‘marriage’ under that state’s law. Therefore, domestic partners and individuals in civil unions are not treated as Spouses under this Contract. You are strongly encouraged to consult with a competent tax advisor for additional information on your state’s law regarding civil unions and same-sex marriages.

Legislation Risk

There can be no assurance that the tax laws, rules and regulations will not be amended or modified in the future in a manner that may materially and adversely affect the tax consequences as described herein regarding the owner and/or the Company. Prospective purchasers should also be aware that:

1.While the general practice of Congress is to enact restrictive tax legislation subject to transition rules that limit the application of such legislation to pre-existing contractual arrangements, it is not certain that any future legislation relating to annuity contracts will include such provisions;

2.If restrictive legislation is enacted subject to transition rules that limit its application to existing contractual arrangements, such transition rules may operate only for a limited period of time. Thus, such rules may not fully protect the anticipated tax benefits to the owner under annuity contracts and/or anticipated tax treatment of the company issuing such contracts issued before the enactment of any such legislation; and

3.There can be no assurance that there will be any prior notice of actions or decisions by members of Congress or Administration officials that will operate to fix the terms and/or effective dates of legislation that is ultimately enacted.

Effect of Company’s Tax Status on Determination of Contract Value

The Company is taxed as a life insurance company under Subchapter L of the Code. The Separate Account is not a separate entity from the Company, and its operations form a part of the Company. However, the assets in the Separate Account, although owned by the Company, are segregated from all of the Company’s other assets and may not be charged with liabilities which arise from any other business the Company conducts.

Investment income and realized capital gains on the assets of the Separate Account are reinvested and taken into account in determining account value. Under current federal income tax law, the investment income of the Separate Account attributable to account value, including realized net capital gains, is not taxed to the Company to the extent applied to increase reserves under a Contract. Accordingly, no charge is currently made to the Separate Account for the Company’s federal income taxes that may be attributable to the Separate Account. In the event a charge to the Separate Account for federal income taxes is deemed necessary, the Company reserves the right to make a charge for those taxes incurred that are attributable to the Separate Account.

In calculating the Company’s corporate income tax liability, the Company derives certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets that are treated as company assets under applicable income tax law. These benefits, which reduce the Company’s overall corporate income tax liability, may include dividends received deductions and foreign tax credits, which can be material. The Company does not pass these benefits through to the Separate Account, principally because (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the Separate Account receives and (ii) under applicable income tax law, Owners are not the owners of the assets generating the benefits.

12.    Item 15. Legal Proceedings

There are no pending legal proceedings affecting the Separate Account. Various lawsuits against the Company have arisen in the ordinary course of business, including litigation principally relating to our fixed indexed annuity business. The Company cannot provide any assurance that its insurance coverage or that of its insurance subsidiaries will be adequate to cover all liabilities arising out of such claims. The outcomes of legal proceedings and claims brought against the Company or its insurance subsidiaries are subject to significant uncertainty. There is significant judgment required in assessing both the probability of an adverse outcome and the determination as to whether an exposure can be reasonably estimated. In management’s opinion, the ultimate disposition of any current legal proceedings or claims brought against the Company or its insurance subsidiaries will not have a material effect on the Company’s financial condition, results of operations or cash flows. Litigation is, however, inherently uncertain and an adverse outcome from such litigation could have a material effect on the operating results of a particular reporting period.

In addition, from time to time, in the ordinary course of business and like others in the insurance and financial services industries, the Company and its insurance subsidiaries receive requests for information from government agencies from time to time in connection with such agencies’ regulatory or investigatory authority. Such requests can include financial or market conduct examinations, subpoenas, or demand letters for documents to assist the government in audits or investigations. The Company and its insurance subsidiaries review such requests and notices and take appropriate action. The Company and its insurance subsidiaries have been subject to certain requests for information and investigations in the past and could be subject to them in the future. Based on the current status of pending regulatory examinations, investigations, and inquiries involving the Company, in management’s opinion, none of these matters will have a material adverse effect on the ability of Athene Securities, LLC, the principal underwriter to perform its contract with the Company, or of the Company to meet its obligations under the Contracts. In addition, any examinations, inquiries, and/or enforcement proceedings may result in fines, administrative penalties, and payments to contract holders. While the Company does not expect the amount of any such fines, penalties or payments arising from these matters to be material to its financial condition, results of operations or cash flows, it is possible that such amounts could be material.

13.    Item 17. Investment Options Available Under the Contract

APPENDIX A:

NON-SPECIALTY INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

The following is a list of Non-Specialty Division Investment Vehicles currently available under the Contract. Availability of Investment Vehicles may vary by Selling Firm. For information about which Vehicles are available to you, please contact your financial professional or call us at 888-266-8489.

The current expenses and performance information below reflects fees and expenses of the Investment Vehicles of the Non-Specialty Divisions, but does not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these charges were included. Each Investment Vehicle’s past performance is not necessarily an indication of future performance.

TYPE/ INVESTMENT OBJECTIVE	PORTFOLIO COMPANY AND ADVISER/ SUBADVISER	CURRENT EXPENSES[1]	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2024)
			1 YEAR	5 YEARS	10 YEARS
Seeks to maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity	Goldman Sachs VIT Government Money Market Fund - Institutional Class Adviser: Goldman Sachs Asset Management, L.P.	0.18%	5.16%	2.42%	1.7%
Seeks long-term growth of capital and dividend income	Goldman Sachs VIT U.S. Equity Insights Fund - Institutional Class Adviser: Goldman Sachs Asset Management, L.P.	0.56%	28.24%	14.15%	12.05%
Seeks a total return consisting of capital appreciation and income	Goldman Sachs VIT U.S. Equity Insights Fund - Institutional Class Adviser: Goldman Sachs Asset Management, L.P.	0.42%	1.24%	(0.16)%	1.44%
1    The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) equal on an annualized basis to 0.004% of the Fund’s average daily net assets through at least April 29, 2025, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Prior to investing in a Division, you should carefully review the offering documents for the applicable underlying Investment Vehicle, which contain details about the investment objectives, policies, risks, costs, and management of the Investment Vehicle. You can obtain the prospectuses for the Non-Specialty Division Investment Vehicles at no cost by calling 888-266-8489, sending an email request to AskAthene@athene.com or writing to Athene at P.O. Box 1555, Des Moines, IA 50306-1555. Additionally, current Contract Owners may also access the prospectuses for the Non-Specialty Division

Investment Vehicles available through the Contract online through their MyAthene customer portal at athene.com/MyAthene.

APPENDIX B

STATE VARIATION CHART

State	Feature or Benefit	Availability or Variation
California	Right to Cancel Period	If the Owner is age 60 or above, the Right to Cancel Period is 30 days. If the Owner is below the age of 60, the Right to Cancel Period is 20 days.
Florida	Right to Cancel Period	Your Right to Cancel Period is 21 days.
	Annuity Date	The earliest acceptable Annuity Date is one year after the Issue Date.
Grace Period and Reinstatement See section 3	For any stipulated premium due after the Contract Date, you have a grace period of 30 days from the due date in which to pay the premium before the Contract is terminated. We may charge compound interest on the amount due at an annual rate of 6% for the number of grace period days elapsed before the premium is paid. If the Death Benefit becomes payable during the grace period, we may deduct from the Death Benefit the amount of the premiums owed, with compound interest.

Unless the Cash Surrender Value has been paid, you may reinstate the Contract for up to one year after the date the Contract was terminated for failure to make any payment of premium required under your Contract.

However, before we will reinstate your Contract, all overdue stipulated premiums and any indebtedness on the Contract must be paid, with compound interest at an annual rate of 6% and you must demonstrate that you are a Qualified Person

Termination See section 11	If we do not receive an Additional Premium payment before the termination date specified in the notice and the grace period noted in section 3, has elapsed, the Contract will terminate on the later of the first business day after the end of the grace period or the date on which your Cash Surrender Value has been fully paid in accordance with the terms of the Contract.

PART B – STATEMENT OF ADDITIONAL INFORMATION

Item 18. Cover Page and Table of Contents

ATHENE ANNUITY AND LIFE COMPANY

ATHENE VARIABLE ANNUITY SEPARATE ACCOUNT B
_

STATEMENT OF ADDITIONAL INFORMATION

Athene® Altitude Series A1

Private Placement Individual Flexible Premium Variable Deferred Annuity Contract

This Statement of Additional Information contains additional information to the Prospectus, dated April 23, 2025, for the Athene Variable Annuity Separate Account B (the “Separate Account”) and the Non-Specialty Divisions under the Athene® Altitude Series A1 Private Placement Individual Flexible Premium Variable Deferred Annuity Contract (the “Contract”) issued by Athene Annuity and Life Company (the “Company”). This Statement of Additional Information is not a Prospectus but should be read only in conjunction with the Prospectus for the Separate Account. You may obtain a Prospectus by calling (888) 266-8489, e-mailing us at AskAthene@Athene.com, or by mailing a written request to P.O. Box 1555, Des Moines, IA 50306-1555.

Item 19. General Information and History

The Company is a stock life insurance company organized under the laws of Iowa. The Company was founded in 1896 and became known by its current name in 2014. The Company is licensed to conduct life insurance business in 49 states (excluding New York), the District of Columbia and Puerto Rico. The Company is an indirect, wholly owned subsidiary of Athene Holding Ltd. (“AHL”). Effective January 1, 2022, as a result of the merger of AHL and Apollo Global Management Inc. (“AGM”), AGM became the parent company of AHL and its subsidiaries, including the Company. The Company’s statutory home office is 7700 Mills Civic Parkway, West Des Moines, Iowa 50266.

The Company specializes in issuing, reinsuring, and acquiring retirement savings products. Currently, the Company focuses primarily on: (i) fixed, fixed indexed, and registered index-linked annuities; (ii) pension group annuities; and (iii) funding agreements, including through its participation in a funding agreement backed note program.

Item 20. Non-Principal Risks of Investing in the Contract

Risk of Termination

If the required Minimum First Year Premium is not paid before the first Contract Anniversary, we may pay you the Contract Value and terminate your Contract at our discretion. In addition, we may terminate your Contract at our discretion if the (a) Contract Value as of the most recent Valuation Date and total premiums paid, less any partial Withdrawals, are each less than the Minimum Remaining Contract Value after Withdrawal shown in the Contract Schedule; or (b) the Cash Surrender Value is zero. Accordingly, on the one hand, our right to terminate your Contract under these circumstances will depend on whether you timely pay the required amount premium, and on the other, the total premiums you pay, the Contract Value (as impacted by the investment performance of the Divisions), and whether you take any partial Withdrawals.

Actions of Your Representative

If you permit your Financial Professional or other person to make transfers or to exercise any of your other rights or privileges under the Contract, you will be bound by any actions taken by such person under the Contract. We will be entitled to rely on any instructions, notices and communications, whether oral or in writing, that we reasonably believe to be those of a person authorized to act on your behalf, including any person identified in writing by you as authorized to act on your behalf. You bear the risk that your financial representative may take actions contrary to your interests, including by mistake or error in judgment.

Item 21. Services

The financial statements of the Company as of and for the years ended December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, 699 Walnut Street, Suite 1800, Des Moines, Iowa 50309, an independent auditor, as stated in their report appearing herein.

Most of the people who provide administrative and business management services to the Company in connection with the Contracts are employees of an affiliate of the Company, Athene Employee Services

LLC (“AES”). The Company is a party to Shared Services and Cost Sharing Agreements with AES and certain other affiliated companies pursuant to which each party agreed to provide certain financial, legal and other services to the other parties. Under these agreements, the Company incurred expense of $430.5 million, $378.6 million, and $340.6 million during 2024, 2023, and 2022, respectively.

Item 22. Purchases of Securities Being Offered

The Contract is sold only on a private placement basis. No offering literature or advertising in whatever form will or may be employed in the offering of the Contract except for the private placement memorandum, the Contract, statements contained therein, and any authorized supplemental information provided by the Company or registered representatives authorized to sell the Contract. No person has been authorized to make any representations or give any information not contained or referred to herein.

Item 23. Underwriters

Athene Securities, LLC (“Athene Securities”), serves as the principal underwriter for the Contract. Athene Securities’ principal business address is 7700 Mills Civic Parkway West Des Moines, IA 50266. Athene Securities is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (“FINRA”).

We may fund Athene Securities’ operating and other expenses, including overhead, legal and accounting fees, financial professional training, compensation for the Athene Securities management team, and other expenses associated with the Contract. Financial Professionals associated with Athene Securities and their managers are also eligible for various benefits, such as production incentive bonuses, insurance benefits, and non-cash compensation items that we may provide jointly with Athene Securities. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, awards, merchandise and other similar items.

We offer Contracts on a continuous basis. Contracts are sold only by licensed Financial Professionals in those states where the Contracts may be lawfully sold. Athene Securities enters into selling agreements with Selling Firms for the sale of the Contracts through those Selling Firms and their Financial Professionals. The Financial Professionals will be registered representatives of the Selling Firms that are registered as broker-dealers under the Securities Exchange Act of 1934 and members of FINRA.

Item 25. Annuity Payments

Annuity payments will commence on the Annuity Date if (1) all Owners are natural persons and all the Owners and at least one Annuitant are alive on the Annuity Date or (2) any Owner is a non-natural person and all Annuitants are alive on the Annuity Date.

Annuity payments will be paid to you or a payee you designate in accordance with the terms and conditions of the Annuity Benefit Option elected by the Owner, or if no Annuity Benefit Option is elected, in accordance with the terms and conditions of the Contract’s Annuity Payments provision. In order for payments to be made under this provision, an Annuitant must be living on the Annuity Date and on each date a payment is due. We may require proof of the correct age and gender of an Annuitant before making annuity payments.

The election of an Annuity Benefit Option must be made in writing in Good Order by the Owner and is irrevocable as of the Annuity Date. If an Annuity Benefit Option has not been elected prior to the Annuity Date, one of the following two payment provisions will apply:

(1)    If there is one living Annuitant on the Annuity Date, the Contract Value will be applied to provide annuity payments for the longer of the lifetime of the Annuitant or ten years; or

(2)    If there are two living Joint Annuitants on the Annuity Date, the Contract Value will be applied to provide annuity payments in the same monthly amount for the longer of the lifetimes of both Joint Annuitants or ten years.

Election of Option

On the Annuity Date, any portion of the Cash Surrender Value will be applied to provide annuity payments to you or a payee you designate in accordance with the applicable Annuity Benefit Option elected by the Owner or if no Annuity Benefit Option was elected, as described above. The election of an Annuity Benefit Option must be made in writing in Good Order by the Owner prior to the Annuity Date and is irrevocable as of the Annuity Date.

Additionally, the Beneficiary may elect to receive the Death Benefit under one of the Annuity Benefit Options described below subject to the satisfaction of section 72(s) of the Code, as amended. Any election of an Annuity Benefit Option by a Beneficiary must be made in writing and is irrevocable as of the date payments begin. For purposes of the Annuity Benefit Options below, the Beneficiary will be the Annuitant.

A lump sum along with an Annuity Benefit Option may be elected. The amount applied under the Annuity Benefit Option must be at least $5,000. Payments made quarterly, semiannually, or annually may be elected in lieu of monthly payments. Payments less than $100 will be made only annually.

For funds in a Specialty Division, we will redeem the applicable Specialty Division's interests in the underlying Investment Vehicles as described above.

Annuity Benefit Options

No future payments under any option except as provided in the Annuity Benefit Option or by law may be assigned or transferred. In addition to the Annuity Benefit Options below, we may provide other options at our discretion:

•Option 1: Life Annuity

Monthly payments will be made during the lifetime of the Annuitant.

•Option 2: Life Annuity with Guaranteed Period

Monthly payments will be made for the longer of the guaranteed period elected and the lifetime of the Annuitant. The guaranteed periods are 5, 10, 15, or 20 years, or any other period agreed upon in writing by us. After the guaranteed period, monthly payments will cease on the death of the Annuitant, and no payments will be due after the death of the Annuitant. Only in the case of a Life Annuity with Guaranteed Period, if the Annuitant dies on or after an annuity payment is made and before the end of the guaranteed period, payments will continue until the end of the guaranteed period.

•Option 3: Installment Refund Life Annuity

Monthly payments will be made for the “Installment Refund Period” and thereafter for the lifetime of the Annuitant. The Installment Refund Period is the period required for the sum of the monthly payments to equal the total amount applied under this option. After the Installment Refund Period, monthly payments will cease on the death of the Annuitant, and no payments will be due after the death of the Annuitant. If the Annuitant dies during the Installment Refund Period, no payments will be due after the Installment Refund Period.

•Option 4: Joint and Last Survivor Annuity

Monthly payments will be made for the joint lifetimes of two Annuitants and in an equal amount during the remaining lifetime of the survivor. Payments will cease, and no further payments will be due, on the death of the last survivor. Payments may also be made to the survivor in an amount equal to two-thirds or one-half of the payment made during the joint lifetime of the two persons.

We will furnish Annuity Benefit Option factors for Option 4 upon request.

Item 26. Financial Statements

The Separate Account is new and has no financial statements.

The audited statutory-basis financial statements of Athene Annuity and Life Company are incorporated herein by reference to audited statutory-basis financial statements of Athene Annuity and Life Company as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024 included in the Statement of Additional Information included in the Post-Effective Amendment No. 5 on Form 485BPOS filed with the SEC on April 16, 2025 File No. 333-270463 (Accession No. 0000837332-25-000038).

The Company’s consolidated financial statements should be considered only as bearing on our ability to meet our obligations with respect to the death benefit and our assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

PART C – OTHER INFORMATION

Item 27. Exhibits

Exhibit No.	Description	Incorporated by Reference to	Filed Herewith
(a)	Board of Directors Resolution
(a)(1)	Resolutions of the Board of Directors of Athene Annuity and Life Company authorizing the establishment of Athene Variable Annuity Separate Account B		X
(b)	Custodian Agreements - Not Applicable
(d)	Contracts
(d)(1)	Athene® Altitude Series A1 Private Placement Individual Flexible Premium Variable Deferred Annuity Contract (the Contract). ICC24 PPVA (02/25)		X
(d)(2)	Contract Schedule. ICC24 CS (02/25)		X
(e)	Applications
(e)(1)	Application for Private Placement Individual Flexible Premium Variable Annuity. ICC24 23161 (02/25)		X
(f)	Insurance Company’s Certificate of Incorporation and By-Law
(f)(1)	Amended and Restated Articles of Incorporation of Athene Annuity and Life Company	Incorporated by reference to Exhibit 3.1 to the Form S-1 filed on June 8, 2018, File No. 333-225544
(f)(2)	Amended and Restated By-laws of Athene Annuity and Life Company (effective August 12, 2019)	Incorporated by reference to Exhibit 3.2 to the POS AM filed on April 20, 2022, File No. 333-252851
(g)	Reinsurance Contracts - None
(h)	Participation Agreements
(h)(1)	Participation Agreement between Athene Annuity and Life Company, Goldman Sachs Variable Insurance Trust, and Goldman Sachs & Co. LLC		X
(h)(1)(i)	Form of Amendment to Participation Agreement (Goldman Sachs Variable Insurance Trust)		X
(h)(2)	Service Letter Agreement among Athene Annuity and Life Company, Goldman Sachs Variable Insurance Trust, and Goldman Sachs & Co. LLC		X
(h)(2)(i)	Form of Amendment to Service Letter Agreement (Goldman Sachs Variable Insurance Trust)		X
(i)	Administrative Contracts

(i)(1)
Shared Services and Cost Sharing Agreement, dated as of January 1, 2020, among Athene Employee Services, LLC, Athene USA Corporation, Athene Annuity & Life Assurance Company, Athene Annuity and Life Company, Athene London Assignment Corporation, Athene Assignment Corporation, Athene Re USA IV, Inc., Athene Securities, LLC, Athene Risk Aggregator, LLC, Athene Noctua, LLC and Athene Annuity Re Ltd.
Incorporated by reference to Exhibit 10.1.2 to the Form POS AM filed on April 3, 2020 File No. 333-225544
(i)(2)
Amendment No. 1 to the Shared Services and Cost Sharing Agreement, dated as of January 1, 2020, among Athene Employee Services, LLC, Athene USA Corporation, Athene Annuity & Life Assurance Company, Athene Annuity and Life Company, Athene London Assignment Corporation, At Athene Assignment Corporation, Athene Re USA IV, Inc., Athene Securities, LLC, Athene Risk Aggregator, LLC, Athene Noctua, LLC and Athene Annuity Re Ltd.
Incorporated by reference to Exhibit 10.1.2 to the Form POS AM filed on April 3, 2024 – File No. 333-270463
(i)(3)
Shared Services and Cost Sharing Agreement, dated as of January 1, 2020, among Athene Employee Services, LLC, Athene Annuity and Life Company, P.L. Assigned Services, Inc., Athene Annuity & Life Assurance Company of New York and Athene Life Insurance Company of New York
Incorporated by reference to Exhibit 10.1.2 to the Form S-1/A filed on December 3, 2021, File No. 333-252851
(i)(4)
Amendment No. 1 to the Shared Services and Cost Sharing Agreement, dated as of January 1, 2020, among Athene Employee Services, LLC, Athene Annuity and Life Company, P.L. Assigned Services, Inc., Athene Annuity & Life Assurance Company of New York and Athene Life Insurance Company of New York
Incorporated by reference to Exhibit 10.2.2 to the Form POS AM filed on April 3, 2024, File No. 333-270463
(j)	Other Material Contracts - None
(m)	Omitted Financial Statements - Not Applicable
(n)	Initial Capital Agreements - Not Applicable
(o)	Form of Initial Summary Prospectus - Not Applicable
(p)	Power of Attorney - Not Applicable
(q)	Letter Regarding Change in Certifying Accountant - Not Applicable
(r)	Historical Current Limits on Index Gains - Not Applicable
(s)	Athene Annuity and Life Company Organizational Structure	Incorporated by reference to Exhibit 99.29 to the Post-Effective Amendment No. 5 on Form 485BPOS filed with the SEC filed on April 16, 2025, File No. 333-270463 (Accession No. 0000837332-25-000038)

Item 28. Directors and Officers of the Insurance Company

Name and Principal Business Address	Positions with the Insurance Company
Grant Kvalheim	Chief Executive Officer and Director

Name and Principal Business Address	Positions with the Insurance Company
Michael S. Downing	President, Chief Operating Officer and Director
Martin P. Klein	Director
Kristi Burma	Executive Vice President
Randall Epright	Executive Vice President
Rod Mims	Executive Vice President
Christopher Welp	Executive Vice President
Meha Jain	Senior Vice President, Treasurer
Tyler Goode	Senior Vice President, Controller
Shailendra Panchal	Senior Vice President
Mitra Hormozi	Director
Lawrence Ruisi	Director
Francis Sabatini	Director
Hope Taitz	Director
Blaine Doerrfeld	Secretary

The business address of each of the Company’s directors and officers listed in the table above is c/o Athene Annuity and Life Company, 7700 Mills Civic Pkwy, West Des Moines, IA 50266.

Item 29. Persons Controlled by or Under Common Control with the Insurance Company or the Registered Separate Account

The Registrant is a separate account of Athene Annuity and Life Company, a stock life insurance company incorporated under the laws of the State of Iowa.

Athene Annuity and Life Company is an indirect, wholly owned subsidiary of Athene Holding Ltd. (“AHL”). Effective January 1, 2022, as a result of the merger of AHL and Apollo Global Management Inc. (“AGM”), AGM became the parent company of AHL and its subsidiaries, including the Company. All of AHL’s outstanding voting common stock is owned by AGM.

For more information regarding the organizational structure please refer to Exhibit 27(s) (incorporated by reference to Exhibit 99.29 to the Form N-4 filed on April 16, 2025, File No. 333-270463).

The organizational chart for Athene Annuity and Life Company indicates those persons who are controlled by or under common control with the Depositor. No person is controlled by the Registrant.

Item 30. Indemnification

Section 490.202 of the Iowa Business Corporation Act (the “IBCA” or the “Act”), provides that a corporation’s articles of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for any action taken, or failure to take action, as a director, except liability for (1) the amount of a financial benefit received by a director to which the director is not entitled, (2) an intentional infliction of harm on the Company or the shareholders, (3) a violation of Section 490.832 of the IBCA or (4) an intentional violation of criminal law.

Further, Section 490.851 of the IBCA provides that a corporation may indemnify its directors who may be party to a proceeding against liability incurred in the proceeding by reason of such person serving in the capacity of director, if such person has acted in good faith and in a manner reasonably believed by the individual to be in the best interests of the corporation, if the director was acting in an official capacity, and in all other cases that the individual’s conduct was at least not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe the individual’s conduct was unlawful or the director engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation. The indemnity provisions under Section 490.851 do not apply (i) in the case of actions brought by or in the right of the corporation except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct set forth above or (ii) in connection with any proceedings with respect to conduct for which the director was adjudged liable on the basis that the director received a financial benefit to which the director was not entitled, whether or not involving action in the director’s official capacity.

In addition, Section 490.852 of the IBCA provides mandatory indemnification of reasonable expenses incurred by a director in connection with the proceeding who is wholly successful in defending any action in which the director was a party because the director is or was a director of the corporation. A director who is a party to a proceeding because the person is a director may also apply for court-ordered indemnification and advance of expenses under Section 490.854 of the IBCA. Article XI.1 of the Bylaws of the Company provides for indemnification of Company directors, officers, employees, and agents against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement or other disposition actually and reasonably incurred in connection with a proceeding.

Section 490.853 of the IBCA provides that a corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse the reasonable expenses incurred in connection with the proceeding by a director who is a party to a proceeding because such person is a director if the director delivers a written undertaking to repay any funds advanced if the director is not entitled to mandatory indemnification under Section 490.852 of the IBCA and it is ultimately determined that the director has not met the standard of conduct described above. Article XI.4 of the Bylaws of the Company provides for advancement of expenses actually incurred in advance of the final disposition of a proceeding within twenty calendar days after the receipt by the Company of a statement from the indemnified party requesting such advance that reasonably evidences the expenses incurred by the indemnified party, provided that the Company's obligation to pay such expenses is contingent upon the indemnified party providing any undertaking required by the IBCA.

Under Section 490.856 of the IBCA, a corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because such person is an officer, to the same extent as a director. In addition, if the person is an officer but not a director, further indemnification may be provided by the corporation’s articles of incorporation or bylaws, a resolution of the board of directors or by contract, except liability for (1) a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding and (2) conduct that constitutes receipt by the officer of a financial benefit to which the officer is not entitled, an intentional infliction of harm on the corporation or the shareholders or an intentional violation of criminal law. Such indemnification is also available to an officer who is also a director if the basis on which the officer is made a party to a proceeding is an act taken or a failure to take action solely as an officer. Article XI of the Bylaws of the Company apply equally to directors and officers of the Company as well as to employees and agents of the Company.

As permitted by the Iowa state law:

Article X of the Amended and Restated Articles of Incorporation of Athene Annuity and Life Company provides that:

“A director of the Company shall not be personally liable to the Company or its shareholder for money damages for any action taken, or any failure to take any action, as a director, except liability for any of the following: (1) the amount of a financial benefit received by a director to which the director is not entitled; (2) an intentional infliction of harm on the Company or the shareholders; (3) a violation of Section 833 of the Iowa Business Corporation Act; or (4) an intentional violation of criminal law. If the Iowa Business Corporation Act is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided herein, shall be eliminated or limited to the extent of such amendment, automatically and without any further action, to the fullest extent permitted by law. Any repeal or modification of this Article by the shareholders of the Company shall be prospective only and shall not adversely affect any limitation on the personal liability or any other right or protection of a director of the Company with respect to any state of facts existing at or prior to the time of such repeal or modification.”

The Amended and Restated Bylaws of Athene Annuity and Life Company (effective August 12, 2019) provide:

In Article XI.1 that “To the fullest extent permitted by applicable law as then in effect, the Corporation (a) shall indemnify any person (the "Indemnitee”) who is or was involved in any manner (including without limitation, as a party or a witness) or is threatened to be made so involved in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including without limitation, any action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor) (a "Proceeding") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer employee, agent, trustee, plan administrator or plan fiduciary of another corporation, partnership, joint venture, trust or other enterprise (including without limitation, any employee benefit plan), against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement or other disposition actually and reasonably incurred by the Indemnitee in connection with such Proceeding, and (b) shall indemnify each Indemnitee against all expenses (including attorneys’ fees actually and reasonably incurred by the Indemnitee in seeking to enforce its rights under this Article XI (by means of legal action or otherwise). Absent a court order to indemnify, the Corporation’s obligation for indemnification stated above is contingent upon satisfaction by the Indemnitee of the applicable indemnification standards required by the Act”; and

In Article XI.4 “In furtherance and not in limitation of the foregoing provisions, all expenses (including attorneys’ fees) actually incurred by or on behalf of an Indemnitee in advance of the final disposition of a Proceeding shall be advanced to the Indemnitee by the Corporation within 20 calendar days after the receipt by the Corporation of a statement or statements from the Indemnitee requesting such advance or advances from time to time. Such statement or statements shall reasonably evidence the expenses incurred by the Indemnitee. The Corporation’s obligation to pay expenses pursuant to this Section shall be contingent upon the Indemnitee providing any undertaking required by the Act.”

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriters

(a)Other Activities.

Athene Securities, LLC acts as principal underwriter for the following investment companies:

Athene Variable Annuity Account A

Athene Variable Annuity Account B

Athene Variable Life Account A

Athene Securities, LLC does not act as depositor, sponsor, or investment adviser to any investment companies.

(b)    Directors, Officers or Partners of Athene Securities, LLC

Name and Principal Business Address	Positions with Underwriter
Chad Batterson	President and Chief Operating Officer
Antony Geyelin	Vice President
Sheila Burton	Chief Compliance Officer
Angie Hunt	Compliance Officer
Blaine Doerrfeld	Manager

Unless otherwise indicated, the principal business address of the above individuals is: 7700 Mills Civic Pkwy, West Des Moines, IA, 50266.

(c)    Compensation received from Registrant

The following commissions and other compensation were received by Athene Securities, LLC, directly or indirectly, from the Registrant during the Registrant’s last fiscal year.

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts	(3) Compensation on Redemption	(4) Brokerage Commission	(5) Other Compensation
Athene Securities, LLC	$—	$—	$—	$—

Item 31A. Information about Contracts with Index-Linked Options and Fixed Options Subject to a Contract Adjustment.

Not Applicable.

Item 32. Location of Accounts and Records

The accounts, books, records, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and rules promulgated thereunder are maintained by Athene Annuity and Life Company at 7700 Mills Civic Parkway West Des Moines, IA 50266.

Item 33. Management Services

The Company is a party to a Shared Services and Cost Sharing Agreements with Athene Employee Services LLC (“AES”), Apollo Insurance Solutions Group, LP (“ISG”), AHL, Athene USA Corporation, and certain other affiliated companies pursuant to which each party thereto agreed to provide certain financial, legal and other services to the other parties. Under these agreements, the Company incurred expense of $430.5 million, $378.6 million, and $340.6 million during 2024, 2023, and 2022, respectively.

Item 34. Fee Representation and Undertakings

Athene Annuity and Life Company hereby undertakes and represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Athene Annuity and Life Company.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of West Des Moines, and State of Iowa, on this 22nd day of April, 2025.

ATHENE VARIABLE ANNUITY SEPARATE ACCOUNT B
(Registered Separate Account)

By: /s/ Kent Keim
Senior Vice President, Global Wealth
Athene Annuity and Life Company

EXHIBIT INDEX

Exhibit No.	Exhibit
(a)(1)	Board of Directors Resolution
(d)(1)	Athene® Altitude Series A1 Private Placement Individual Flexible Premium Variable Deferred Annuity Contract (the Contract)
(d)(2)	Contract Schedule
(e)(1)	Application for Private Placement Individual Flexible Premium Variable Annuity
(h)(1)	Participation Agreement (Goldman Sachs Variable Insurance Trust)
(h)(1)(i)	Form of Amendment to Participation Agreement (Goldman Sachs Variable Insurance Trust)
(h)(2)	Service Letter Agreement (Goldman Sachs Variable Insurance Trust)
(h)(2)(i)	Form of Amendment to Service Letter Agreement (Goldman Sachs Variable Insurance Trust)